UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13a or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March, 2020 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 12, 2020	By: /s/ Marilyn Vrooman-Robertson
Marilyn Vrooman-Robertson
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
1	52-109 F1 CEO;
2	52-109 F1 CFO;
3	2019 Annual Report
4	Press Release – TransGlobe Energy Corporation Announces Year-end 2019 Financial and Operating Results
5	Form 51-101F4 Notice of Filing